Exhibit 21.1

Subsidiaries of Blue Buffalo Pet Products, Inc.

The following are subsidiaries of Blue Buffalo Pet Products, Inc. and the jurisdictions in which they are organized.

Entity Name	Jurisdiction of Organization
Blue Pet Products, Inc.	Delaware
Blue Buffalo Company, Ltd.	Delaware
Sierra Pet Products, LLC	Delaware
Great Plains Leasing, LLC	Delaware
Heartland Pet Food Manufacturing, Inc.	Delaware
Heartland Pet Food Manufacturing Holdings, LLC	Delaware
Heartland Pet Food Manufacturing Indiana, LLC	Delaware
Blue Buffalo Pet Products Canada, Ltd.	Canada
Blue Buffalo Mexico, S. de R.L. de C.V.	Mexico
Blue Buffalo Import Mexico, S. de R.L. de C.V.	Mexico
Blue Buffalo Japan Kabushiki Kaisha	Japan